UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                        THE HOME-STAKE OIL & GAS COMPANY
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                   437356 10 8
                                 (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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                                  SCHEDULE 13G
------------------------                                      -----------------
CUSIP No.  437356  10  8                                      Page 2 of 4 Pages
------------------------                                      -----------------

-------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Home-Stake Royalty Corporation
          73-0288040
-------------------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)  |_|
                                                                       (b)  |_|

-------------------------------------------------------------------------------
   3      SEC USE ONLY

-------------------------------------------------------------------------------
   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Oklahoma
-------------------------------------------------------------------------------
          NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

   5      SOLE VOTING POWER

          0
 -------------------------------------------------------------------------------
  6      SHARED VOTING POWER


-------------------------------------------------------------------------------
  7      SOLE DISPOSITIVE POWER

         0
-------------------------------------------------------------------------------
  8      SHARED DISPOSITIVE POWER

         0
-------------------------------------------------------------------------------
  9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
-------------------------------------------------------------------------------
 10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES*                                                             |_|

-------------------------------------------------------------------------------
 11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0%
-------------------------------------------------------------------------------
 12     TYPE OF REPORTING PERSON*

        CO
-------------------------------------------------------------------------------

 Item 1. (a) Name of Issuer:

             The Home-Stake Oil & Gas Company

         (b) Address of Issuer's Principal Executive Offices:

             15 E. 5th Street, Suite 2800
             Tulsa, Oklahoma  74103

Item 2.   (a) Name of Person Filing:

              The Home-Stake Royalty Corporation

          (b) Address of Principal Business Office or, if none, Residence:

              15 E. 5th Street, Suite 2800
              Tulsa, Oklahoma  74103

          (c) Citizenship:

              Not applicable

          (d) Title of Class of Securities:

              Common Stock, par value $.01 per share

          (e) CUSIP Number:

              437356 10 8

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

         Not applicable.

Item 4.  Ownership

         (a) Amount Beneficially Owned:

             0 shares

         (b) Percent of Class:

             0%

         (c) Number of shares as to which such person has:

            (i) Sole power to vote or direct the vote:  None

           (ii) Shared power to vote or direct the vote:  None

          (iii) Sole power to dispose or direct the disposition of:  None

           (iv) Shared power to dispose or to direct the disposition of:  None

Item 5.  Ownership of Five percent or Less of a Class

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: |X|

         Pursuant to a merger of the reporting person with and into The Home-Stake Oil & Gas Company (the "Issuer") effected December 31, 1997, all of the shares of the Issuer's Common Stock beneficially owned by the reporting person were cancelled.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person

         Not applicable.

Item 7. Indemnification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

         Not applicable.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                       The Home-Stake Royalty Corporation


                              By:      /s/ Robert C. Simpson
                                       -------------------------------------
                                       Robert C. Simpson, President
Date:  February 10, 1998


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